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                             May 3, 2021

       J. Todd Koning
       Executive Vice President and Chief Financial Officer
       Alphatec Holdings, Inc.
       5818 El Camino Real
       Carlsbad, CA 92008

                                                        Re: Alphatec Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 5, 2021
                                                            File No. 000-52024

       Dear Mr. Koning:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Item 9A. Controls and Procedures
       Management's Report on Internal Control over Financial Reporting, page
55

   1. Please ensure that in future filings you clearly provide the conclusion reached upon management's evaluation
and assessment of your internal control over financial reporting as defined in Rules
13a-15(f) and 15d-15(f) of the Exchange Act. In this regard, please explicitly state
whether such controls are effective or not effective. Please also identify the version of the COSO
framework you used in your evaluation of the company's internal control over financial
reporting.
 J. Todd Koning
FirstName  LastNameJ.
Alphatec Holdings, Inc.Todd Koning
Comapany
May  3, 2021NameAlphatec Holdings, Inc.
May 3,
Page 2 2021 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

2. Your disclosure here and within your Critical Accounting Polices and Estimates on page
         51 primarily explains the general accounting model for revenue recognition under ASC
         606. In future filings, please revise your disclosures to explain how you measure and recognize revenue for your various types of contracts with customers so that the disclosure is specific to you and includes all of the disclosures required by ASC 606-10-50. In this regard, please disclose significant payment terms, whether your contracts include any forms of variable consideration and how this is measured, and whether your contracts contain any additional performance obligations other than the sale of spinal surgery implants and products (i.e. service obligations). In making revisions to your Critical
         Accounting Policies and Estimates disclosure on page 51, please include the significant judgments and estimates involved in your accounting for contracts with customers.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-
3426 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences